May 4, 2007

Via Facsimile: 202-772-9209

Ms. Yolanda Crittendon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561

Re:	Campbell Strategic Allocation Fund L.P. and Campbell Alternative Asset Trust
Forms 10-K for the Fiscal Year Ended December 31, 2006
File Nos. 000-22260 & 000-33311

Dear Ms Crittendon:

I am writing in response to your letter dated April 23, 2007 to Bruce Cleland regarding the above-referenced filings.

We appreciate the Commission Staff’s comment raised in your letter and, as we have discussed, agree with the comment.

Form 10-K

Exhibits 31.1 and 31.2

As suggested in your letter, in future filings, the identification of the certifying individual at the beginning of the certification will be revised so as not to include the individual’s title.

We will be filing this letter on EDGAR. We recognize that the companies are responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me with any questions at 410-842-4060.

Sincerely,

Thomas P. Lloyd
General Counsel